August 16, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Fundtech Ltd.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 29, 2007
File No. 000-29634

Dear Mr. Kronforst:

Reference is made to the letter dated August 2, 2007 (the “Comment Letter”) setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by Fundtech Ltd. (the “Company”) on June 29, 2007 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Form 20-F for the Fiscal Year Ended December 31, 2006

Note 2. Significant Accounting Policies

Revenue Recognition – Note 2j, page 11

1.
We note that you provide hosting services. Please explain how you recognize revenue under these arrangements including any set-up fees and provide reference to the accounting literature that supports your treatment. Also, please tell us how your current revenue recognition policy addresses these services.

The Company provides hosting services to our customers without any contractual right to take possession of a software license. Accordingly, the Company recognizes revenues from hosting services over the hosting contract period.  This revenue recognition policy of the Company is consistent with the consensus reached in EITF Issue 00-3 that arrangements that do not give the customer an option to take possession of the software at any time during the hosting period without significant penalty are outside the scope of SOP 97-2. Revenues from set-up fees are also recognized over the related hosting contract period in accordance with SAB Topic 13. We note that separate disclosure regarding our revenue recognition policy for hosting revenues was not included in Note 2j. In future fillings, the Note will be revised to specifically disclose that policy.

2.
We note your disclosures on page 27, which indicate that you may grant extended payment terms to certain customers. Please explain to us how you consider these fees fixed or determinable in order to recognize revenue. Refer to paragraph 28 of SOP 97-2. As part of your response, tell us whether you have successfully collected under the original terms of agreements that provide for extended payment terms.

The standard payment terms of the Company's arrangements are 30-180 days (typically 30-90 days). The Company's arrangements usually do not provide extended payment terms. Only in rare cases and upon special approval of the Chief Financial Officer, the Company may grant extended payment terms of over 180 days. Revenue from arrangements with extended payment terms are recognized only when the payments from the customers become due. In the past, debts under these arrangements were successfully collected.

Note 7. Intangible Assets and Capitalized Software Development Cost, Net, page 21

3.
We note your classification of a “customer base” as an identifiable intangible asset. Please explain your basis for determining that the customer base meets the criteria for recognition apart from goodwill. See paragraphs 39 and B165 of SFAS 141. In addition, please explain to us how your current intangible asset disclosures comply with paragraph 45 of SFAS 142.

The "customer base" asset is primarily a result of a purchase transaction in previous years in which the Company purchased its Cash Management business. This asset relates mainly to customer relationships and meets the criteria for recognition apart from goodwill in accordance with paragraphs 39 and A20 of SFAS 141 and EITF 02-17 because the acquired entity had established contractual relationships with its customers and the relationships at issue arise through the contractual rights so created. Additionally, these customer relationships are separable from the acquired entity. We note that in accordance with par. 45 of SFAS 142, the accumulated amortization for each intangible asset should be separately disclosed, while our current presentation includes only the total. In future fillings the note will be revised to include separate disclosure of accumulated amortization for each type of intangible assets (e.g., developed technology, customer base).

* * * * * * *

In connection with responding to the Comment Letter, we are, hereby, also providing a written statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the responses set forth herein, please do not hesitate to contact me at 201-946-1100.

Sincerely,

/s/ Yoram Bibring

Yoram Bibring
Executive Vice President and Chief Financial Officer
Fundtech Ltd.

Cc: Mr. Mark Shannon, Staff Accountant